TYLER
RESOURCES INC.

TE 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
EL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

File No.
82-3881

03037362

November 05, 2003

SUPPL

RECEIVED NOV 13 2003 181

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated November 05, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

B O'Neill
Barbara O'Neill

dlw 11/17

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-07

NEWS FOR RELEASE: November 5, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Warrant Extension

Tyler Resources Inc. ("Tyler") announces that it is submitting an application to the TSX Venture Exchange to amend the terms of its previously issued warrants. The warrants were initially issued pursuant to the closing of a private placement of 2,000,000 Units on December 2, 2002. Each Unit consisted of one common share of Tyler at a price of $0.05 per common share and one-half of a non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue. Tyler is requesting regulatory approval to extend the expiry date of the warrant from December 2, 2003 to December 2, 2004. In addition, Tyler is requesting a forced exercise provision that if the closing price of Tyler's shares is $0.10 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-07

NEWS FOR RELEASE: November 5, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Warrant Extension

Tyler Resources Inc. ("Tyler") announces that it is submitting an application to the TSX Venture Exchange to amend the terms of its previously issued warrants. The warrants were initially issued pursuant to the closing of a private placement of 2,000,000 Units on December 2, 2002. Each Unit consisted of one common share of Tyler at a price of $0.05 per common share and one-half of a non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue. Tyler is requesting regulatory approval to extend the expiry date of the warrant from December 2, 2003 to December 2, 2004. In addition, Tyler is requesting a forced exercise provision that if the closing price of Tyler's shares is $0.10 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.

"James Devonshire"
James Devonshire
Chairman, CEO and Director

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-07

NEWS FOR RELEASE: November 5, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Warrant Extension

Tyler Resources Inc. ("Tyler") announces that it is submitting an application to the TSX Venture Exchange to amend the terms of its previously issued warrants. The warrants were initially issued pursuant to the closing of a private placement of 2,000,000 Units on December 2, 2002. Each Unit consisted of one common share of Tyler at a price of $0.05 per common share and one-half of a non-transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.10 per share for a period of one year from the date of issue. Tyler is requesting regulatory approval to extend the expiry date of the warrant from December 2, 2003 to December 2, 2004. In addition, Tyler is requesting a forced exercise provision that if the closing price of Tyler's shares is $0.10 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.

"James Devonshire"
James Devonshire
Chairman, CEO and Director